SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 7)

                                 _______________

                               CBI INDUSTRIES, INC.
                            (Name of Subject Company)

                               CBI INDUSTRIES, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, par value $2.50 per share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)
                                 _______________

                                   124800 10 3
                      (CUSIP Number of Class of Securities)
                                 _______________

                             Charles O. Ziemer, Esq.
                    Senior Vice President and General Counsel
                               CBI Industries, Inc.
                               800 Jorie Boulevard
                         Oak Brook, Illinois  60521-2268
                                  (708) 572-7000
             (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                        of the Person(s) Filing Statement)
                                 _______________

                                 With a copy to:

                             Richard D. Katcher, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                          New York, New York  10019-6150
                                  (212) 403-1000





                   This Amendment No. 7 amends and supplements the Solicitation/Recomendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 16, 1995, and as subsequently amended (as so amended, the "Schedule 14D-9"), by CBI Industries, Inc., a Delaware corporation (the "Company" or "CBI"), relating to the tender offer made by PX Acquisition Corp. ("P Sub"), a Delaware corporation and a wholly owned subsidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to purchase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Restatement dated as of August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $32.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995 and the related Letter of Transmittal (which together constitute the "Praxair Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by P Sub and Praxair with the Commission on Novem-ber 3, 1995, and as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


         ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECU-
                   RITIES.

                   (a) Twenty-one trusts, of which John T. Horton, a director of the Company, is a co-trustee and in which Mr.
         Horton has a one-sixth beneficial interest, have filed Forms 144 with the Commission with respect to 575,022 shares of CBI
         Common Stock. By notice dated December 5, 1995, the trusts filed Forms 144 with respect to an aggregate of 75,012 shares.
         By notice dated December 7, 1995, the trusts filed Forms 144 with respect to an aggregate of 500,010 shares. Mr. Horton has advised the Company that he did not participate in any decisions with respect to the possible disposition of such shares.





                                    SIGNATURE


                   After reasonable inquiry and to the best of its know-ledge and belief, the undersigned certifies that the informa-tion set forth in this statement is true, complete and correct.


                                       CBI INDUSTRIES, INC.



         Dated:  December 13, 1995     By:  /s/ John E. Jones
                                            John E. Jones
                                            Chairman, President and
                                              Chief Executive Officer